July 19, 2023

VIA E-MAIL

Wendy Ruberti
General Counsel
Sound Point Capital Management, LP
375 Park Avenue, 33rd Floor
New York, NY 10152

Re:    Sound Point Meridian Capital, LLC
       File Nos. 333-272541, 811-23881

Dear Ms. Ruberti:

        On June 9, 2023, you filed an initial registration statement on Form N-2 on behalf of
Sound Point Meridian Capital, LLC (the    Fund   ). Our comments are set forth
below. Where a
comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

General

1.      We note that portions of the filing, including the Fund   s financial
statements, are
incomplete. A full financial review (e.g., seed financial statements, auditor s report, consent) must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments. Given the substantial amount of missing information, please plan for additional time for staff review once the relevant disclosures are filed.

2. Please supplementally explain the status of any exemptive relief or no-action request submitted, or expected to be submitted, in connection with the registration statement, including with respect to multi-class and co-investment relief. Also, to the extent exemptive relief has not been obtained, highlight the fact that the Fund will only offer Institutional Shares until such relief is granted.
3. Please tell us if you have presented any test the waters materials in connection with this offering. We may have additional comments based on your response.
 Wendy Ruberti
July 19, 2023
Page 2


4. Please confirm in your response letter that FINRA has reviewed the proposed distribution arrangements for the offering described in the registration statement and that FINRA has issued a statement expressing no objections to the arrangements of the offering.
5. Section 8(c) of the Securities Act relates to post-effective amendments. Please remove
the check from the box next to    when declared effective pursuant to Section
8(c).
6. In correspondence please advise us of the timing of your Initial Portfolio Transaction and the implications of the transaction under the federal securities laws. In your response address,

   x   How the transaction complies with Section 17 of the Investment Company
Act, including
       any no-action letters on which you intend to rely;
   x   What disclosures will be provided to investors about the transaction and portfolio
       investments prior to any sales of your securities to investors;
   x   The general background of the portfolio being purchased, including when the investments
       were initially purchased and why they were purchased, whether the same investment analyses were applied to these purchases, and who you are purchasing the investments from; and,
   x   How the Fund will pay for the purchase of the initial portfolio.

7. We note your disclosure that the interests held by your Sole Member will convert into
shares of your common stock    with the number of shares to be determined by
[y]our board of
directors    taking into account [y]our NAV at or around such time and the public offering price
       Disclosure elsewhere indicates that common stock is being reserved for sale to the Adviser,
its employees, and their affiliates    in exchange for an aggregate cash
contribution        In
correspondence, please explain how these transactions will be consistent with
Section 23 of the
Investment Company Act. In responding, please tell us what consideration, if any, has been given to the principles set out in the Big Apple Capital Corp. (May 6, 1982) no-action letter.

Prospectus

8. As a general matter, the prospectus disclosure, including the Fund Summary (15 pages)
and Risk Factors (33 pages), are particularly long and dense. Please revise throughout using plain English principles to enhance its readability. See Rule 421(d) under the Securities Act of
1933 (   Securities Act   ); Office of Investor Education, A Plain English
Handbook: How to create
clear SEC disclosure documents (August 1998) (   Plain English Handbook   ).

Cover Page

9.   Briefly clarify that securities that are    unrated or rated below
investment grade    are
commonly known as    junk bonds.
 Wendy Ruberti
July 19, 2023
Page 3


Prospectus Summary (page 1)

10.      The disclosure states    Our focus is on the primary market when the
arbitrage between
assets and liabilities is attractive and will switch to the secondary market during times of market volatility or when we identify attractive opportunistic and idiosyncratic
trades.    Use plain
English principles to explain the Fund   s strategy. Avoid excessive jargon.
Please revise
accordingly.

11. Please consider adding one or more graphics explaining what a CLO is, including its assets and capital structure, payment waterfalls, and key features that may disrupt payments to, or impair the value of, lower tranches. Clearly indicate the tranches you will invest principally in.

Fundamental credit analysis (page 3)

12. Clearly disclose the types of data and analysis that the Adviser uses to select securities
and construct the Fund   s portfolio.

Flexible and disciplined approach (page 3)

13.   The disclosure states that the Adviser    aims to rotate the portfolio
between equity and
mezzanine.    Briefly explain what this means in plain English.

Portfolio Composition (page 4)

14. Briefly clarify, if true, that the Fund will be targeting equity tranches of CLOs.
Distributions (page 10)

15. The disclosure discusses the anticipated amount and percentage of future distributions.
Please explain why such disclosure is consistent with Rule 156, or remove. See also the disclosure on page 72.

We may be subject to risks associated with any wholly-owned subsidiaries (page
22)

16.       In an appropriate location:

      x   Disclose that a subsidiary includes entities that engage in investment activities in
          securities or other assets that are primarily controlled by the Fund.
      x   Disclose that the Fund will comply with the provisions of the
Investment Company Act
          governing investment policies (Section 8) on an aggregate basis with any subsidiary.
      x   Disclose that the Fund will comply with the provisions of the
Investment Company Act
          governing capital structure and leverage (Section 18) on an aggregate basis with the
          subsidiary so that the Fund will treat a subsidiary   s debt as its
own for purposes of
          Section 18.
 Wendy Ruberti
July 19, 2023
Page 4


   x   Disclose that any investment adviser to a subsidiary will comply with provisions of the
       Investment Company Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the Investment
       Company Act. Any investment advisory agreement between a subsidiary and its
       investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the fund and a subsidiary, then, for purposes of complying with Section 15(c), the reviews of the
Fund   s and a
       subsidiary   s investment advisory agreements may be combined.
   x   Disclose that each subsidiary will comply with provisions relating to affiliated
       transactions and custody (Section 17). When applicable, identify the custodian of a subsidiary, if any.
   x   Disclose any subsidiary   s principal investment strategies or principal
risks that constitute
       principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary.
   x   Explain in correspondence whether the financial statements of a subsidiary will be
       consolidated with those of the Fund. If not, please explain why not.
   x   Confirm in correspondence that a subsidiary and its board of directors will agree to
       inspection by the staff of the subsidiary   s books and records, which
will be maintained in
       accordance with Section 31 of the Investment Company Act and the rules thereunder.
   x   Confirm that if a subsidiary is organized in a foreign jurisdiction, the
Subsidiary and its
       board of directors will agree to designate an agent for service of process in the United
       States.
   x   Confirm that if wholly-owned, the subsidiary   s management fee
(including any
       performance fee), if any, will be included in    Management Fees,    and
the wholly-owned
       subsidiary   s expenses will be included in    Other Expenses    in the
fund   s fee table.

We are subject to risks associated with any hedging or Derivative Transaction in which we participate (page 30)

17. The disclose in this risk factor indicates that the Fund intends to use derivatives. To the
extent this is part of the Fund   s principal strategy, please discuss in more
detail in the strategy
section. To the extent it is not now a principal strategy, but in the future becomes a principal strategy, supplementally confirm that the Fund will file appropriate amendments to the registration statement at that time.

Derivative Investments (page 43)

18.     The disclosure states that    We may change the election [to rely on
the limited derivatives
users exception] and comply with the other provisions of Rule 18f-4 related to derivatives
transactions at any time and without notice.    Supplementally confirm that, to
the extent such a
change constitutes a material change to the Fund   s strategy, the Fund will
appropriately amend
its prospectus and registration statement to reflect such changes.
 Wendy Ruberti
July 19, 2023
Page 5


Nominating Committee (Page 66)

19.     The disclosure states that    the nominating committee would favor the
re-nomination of
an existing independent director rather than nominate a new candidate. Supplementally explain
how doing so would be consistent with the directors    fiduciary duties.

20.     The disclosure states that    if the nominating committee or the board
of directors
determines not to include such candidate among the board of directors designated nominees, and the stockholder has satisfied the requirements of Rule 14a-8, the stockholder
s candidate will be
treated as a nominee of the stockholder who originally nominated the candidate. In that case, the candidate will not be named on the proxy card distributed with our proxy
statement.    These
statements are confusing. Please clarify.

Provisions of the DGCL and Our Certificate of Incorporation and Bylaws (page
89)

21. We understand that Delaware law permits a fund to eliminate or alter the fiduciary duties of trustees, shareholders or other persons, and replace them with the standards set forth in the
fund   s governing documents. Provisions eliminating or altering the fiduciary
duties of a fund   s
directors are inconsistent with federal securities laws and the Commission   s
express views on
such persons    fiduciary duties.

Please add a provision to the Fund   s certificate of incorporation, or
otherwise modify the
certificate of incorporation, to clarify explicitly that notwithstanding anything to the contrary in the certificate of incorporation, nothing in the certificate of incorporation modifying, restricting or eliminating the duties or liabilities of direct shall apply to, or in any way limit, the duties
(including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

Part C: Other Information

Item 15. Financial Statements and Exhibits

22.    Please file the finalized exhibits once they are available.

23.    When available, please provide as soon as practicable, via correspondence, a final draft of
the Fund   s organizational documents, both for the limited liability company as well as the
Delaware corporation, in order to enable the staff (as early in the process as possible) to review.

Accounting Comments

24. Please include a statement regarding the financial highlights (i.e., that it is newly organized, does not have any financial history as of the date of this prospectus, will be available in the Fund's annual, semiannual reports, etc.) See Form N-2, Item 4.
 Wendy Ruberti
July 19, 2023
Page 6


25. Please provide the name of the fund's independent registered public accounting firm in correspondence.

                                             *   *   *

         Responses to this letter should be made in a letter to me filed on EDGAR. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

        Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Fund and its underwriter must request acceleration of the effective date of the registration statement.

       In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

       Should you have any questions regarding this letter, please feel free to contact me at
(202) 551-3250 or, with regard to accounting comments, Mindy Rotter at 212-336-1096.



Sincerely,

                                                                    /s/ Raymond
A. Be

                                                                       Raymond
A. Be

Attorney-Adviser

cc:    Jay Williamson, Securities and Exchange Commission
       John D. Reiss, DLA Piper LLP (US)